FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Carden, William J. (Last) (First) (Middle) 7700 Irvine Center Drive, Suite 555 (Street) Irvine, CA 92618 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American Spectrum Realty, Inc. AQQ 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) November 25, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   10% Owner

   X   Officer (give title below)

      Other (specify below)

Chairman,CEO, Acting CFO and President

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 3 & 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/25/02		P		400	A	4.65	92,201	I	By No.-So., Inc. (2)
Common Stock	11/25/02		P		300	A	4.55	92,501	I	By No.-So., Inc. (2)
Common Stock	11/26/02		P		1,500	A	4.78	94,001	I	By No.-So., Inc. (2)
Common Stock	11/26/02		P		400	A	4.87	94,401	I	By No.-So., Inc. (2)
Common Stock	11/26/02		P		100	A	4.86	94,501	I	By No.-So., Inc. (2)
Common Stock	11/25/02		P		500	A	4.65	500	I	By Trust for Daughter
Common Stock	11/25/02		P		1,000	A	4.68	1,500	I	By Trust for Daughter
Common Stock	11/26/02		P		2,000	A	4.68	3,500	I	By Trust for Daughter
								6,000	I	By Wife's IRA (3)
								8,886	I	By American Spectrum Real Estate Services, Inc. (2)
								50,312	I	By Meadow Wood Village, Ltd. (2)
								257,253	I	By wife (3)
								303,671	I	By CGS Real Estate Company, Inc. (2)
								51,518	D (1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	15.00	10/15/01		A		A	12,500	(4)	10/15/2011	Common Stock	12,500		12,500	(D)
Operating Partnership Units		10/15/01		A		A	2,600	(5)	(5)	Common Stock	2,600		2,600	(D)
Operating Partnership Units		10/15/01		A		A	178,018	(5)	(5)	Common Stock	178,018		178,018	(I)	By CGS Real Estate Company, Inc. (2)
Operating Partnership Units		10/15/01		A		A	45,529	(5)	(5)	Common Stock	45,529		45,529	(I)	By ASJ. Ltd (2)
Operating Partnership Units		10/15/01		A		A	160,266	(5)	(5)	Common Stock	160,266		160,266	(I)	By Wife (3)
Operating Partnership Units		10/15/01		A		A	39,203	(5)	(5)	Common Stock	39,203		39,203	(I)	By Trust for Son (3)
Operating Partnership Units		10/15/01		A		A	39,203	(5)	(5)	Common Stock	39,203		39,203	(I)	By Trust for Son (3)
Stock Option (right to Buy)	6.77	04/15/02		A		A	12,500	(4)	04/15/2012	Common Stock	12,500		12,500	(D)

 Explanation of Responses:

 1) 17,500 shares of the common stock is subject to repurchase by the Company, on termination of the undersigned's employment for a price of $.01 per share.  The repurchase option lapses in four equal installments on the first, second, third and fourth anniversay of the date of grant.

2) The shares reported as owned exceed the undersigned's pecuniary interest in the shares held by these entities.

3) The undersigned disclaims beneficial ownership of the shares held by his wife and children and the family trusts and this report shall not be deemed an admission that the shares are owned for the purposes of Section 16(b) or any other purpose.

(4) The option to buy common stock vests in four equal installments with 25% vesting on date of grant, and an additional 25% vesting on the first, second, and third anniversaries of the date of grant.

(5) The operating partnership units are issued by American Spectrum Realty Operating Partnership, L P.  The operating partnership units are exchangeable commencing October 2002 for an equal number of shares of the Issuer’s common stock or at the Issuer’s option, cash equal to the fair market value of such shares.

William J. Carden ** Signature of Reporting Person	11/26/02 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002